Exhibit 99.2

AlphaTON Capital Corp Announces Closing of $15 Million Registered Direct Offering of Ordinary Shares

New York, NY, Jan. 15, 2026 (GLOBE NEWSWIRE) -- AlphaTON Capital Corp (NASDAQ: ATON) (“AlphaTON” or the “Company”), the world’s leading public technology company scaling the Telegram super app, with an addressable market of 1 billion monthly active users, today announced the closing of its previously announced registered direct for the purchase of an aggregate of 15,000,000 of its ordinary shares (or pre-funded warrants in lieu thereof), at a purchase price of $1.00 per ordinary share (or pre-funded warrant in lieu thereof).

H.C. Wainwright & Co. acted as the exclusive placement agent for the offering.

The aggregate gross proceeds to the Company from the offering were $15 million, before deducting the placement agent fees and other offering expenses payable by the Company. The Company currently intends to use the net proceeds from the offering for scaling GPU deployments for Cocoon AI, working capital and general corporate purposes.

The securities described above were offered pursuant to a “shelf” registration statement (File No. 333-291921) filed with the Securities and Exchange Commission (“SEC”) on December 3, 2025 and declared effective on December 11, 2025. The offering was made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. The prospectus supplement and the accompanying prospectus relating to the securities being offered were filed with the SEC and are available at the SEC’s website at www.sec.gov. Electronic copies of the prospectus supplement and the accompanying prospectus relating to the securities being offered may also be obtained by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, by telephone at (212) 856-5711 or e-mail at placements@hcwco.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About AlphaTON Capital Corp. (Nasdaq: ATON)

AlphaTON Capital Corp (NASDAQ: ATON) is the world’s leading technology public company scaling the Telegram super app, with an addressable market of 1 billion monthly active users while managing a strategic reserve of digital assets. The Company implements a comprehensive M&A and treasury strategy that combines direct token acquisition, validator operations, and strategic ecosystem investments to generate sustainable returns for shareholders. Through its operations, AlphaTON provides public market investors with institutional-grade exposure to the TON ecosystem and Telegram’s billion-user platform while maintaining the governance standards and reporting transparency of a Nasdaq-listed company. Led by Chief Executive Officer Brittany Kaiser, Executive Chairman and Chief Investment Officer Enzo Villani, and Chief Business Development Officer Yury Mitin, the Company’s activities span network validation and staking operations, development of Telegram-based applications, and strategic investments in TON-based decentralized finance protocols, gaming platforms, and business applications.

AlphaTON Capital Corp is incorporated in the British Virgin Islands and trades on Nasdaq under the ticker symbol “ATON”. AlphaTON, through its legacy business, is also advancing first-in-class therapies targeting known checkpoint resistance pathways to achieve durable treatment responses and improve patients’ quality of life. AlphaTON actively engages in the drug development process and provides strategic counsel to guide the development of novel immunotherapy assets and asset combinations. To learn more, please visit https://alphatoncapital.com/.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the intended use of net proceeds from the offering. These statements relate to future events or AlphaTON’s future financial performance and involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, the development and adoption of artificial intelligence technologies, cryptocurrency market volatility, regulatory developments, technical challenges in infrastructure deployment, and general economic conditions. AlphaTON undertakes no obligation to update any forward-looking statements, except as required by law.

Investor Relations:

AlphaTON Capital Corp

AlphaTON@icrinc.com

(203) 682-8200

Media Inquiries:

Richard Laermer

RLM PR

AlphaTON@rlmpr.com

(212) 741-5106 X 216